# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGM Resorts International, CIK 0000789570
CUSIP: 552953101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001800227
Persons authorized to receive notices and communications: Kendall Handler, IAC Inc., 555 West 18th Street, New York, New York (NY), 10011, (212) 314-7300

## Reporting persons
- IAC Inc. (CIK 0001800227): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,822,350; shared voting power 0; sole dispositive power 66,822,350; shared dispositive power 0; aggregate amount beneficially owned 66,822,350 (26.1% of the class)
  Comment: * Percentage calculated on the basis of 255,828,519 shares of common stock, par value $0.01, of the Issuer ("Common Stock") issued and outstanding as of February 9, 2026 (based upon information contained in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2025).
  
  (1) Reflects shares of Common Stock beneficially owned by IAC Inc. ("IAC").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MGM Resorts International
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Comment:
This statement constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D relating to the shares of common stock, $0.01 par value (the "Shares"), of MGM Resorts International (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 10, 2020 (as amended by Amendment No. 1, filed with the SEC on August 20, 2020, Amendment No. 2, filed with the SEC on January 11, 2021, Amendment No. 3, filed with the SEC on February 16, 2022, Amendment No. 4, filed with the SEC on August 11, 2022 and Amendment No. 5, filed with the SEC on December 9, 2025, together, the "Schedule 13D"). The purpose of this Amendment No. 6 is to report an increase in the number of Shares held by the Reporting Person.

The Issuer has historically maintained a share repurchase program for the purchase of shares of Common Stock from time to time. Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On March 23, 2026 and March 24, 2026, the Reporting Person purchased 1,000,000 Shares in a series of open market transactions with cash on hand for a total purchase price of approximately $37,231,830, including brokerage commissions (the "March 2026 Trades").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended by replacing the first paragraph with the following:

As of close of business on the date of Amendment No. 6, Reporting Person has beneficial ownership of approximately 66,822,350 Shares constituting approximately 26.1% of the Shares outstanding.

Item 5(a) is hereby amended by replacing the final paragraph with the following:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 255,828,519 Shares issued and outstanding, which is the total number of Shares outstanding as of February 9, 2026 as reported in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2025, filed with the SEC on February 9, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 5(c):

Except for the March 2026 Trades, there have been no transactions by the Reporting Person in the Shares during the past 60 days prior to Amendment No. 6.

## Signatures
- IAC Inc.: /s/ Kendall Handler, Kendall Handler/Executive Vice President & Chief Legal Officer (03/25/2026)